Exhibit 1
     Earning Release
ELBIT SYSTEMS REPORTS
THIRD QUARTER 2013 RESULTS

Backlog of orders at $5.7 billion;
Revenues at $731 million; Net income at $49.6 million;
 Diluted net earnings per share at $1.17

Haifa, Israel, November 14, 2013 – Elbit Systems Ltd. (the “Company”) (NASDAQ: ESLT, TASE: ESLT), the international defense electronics company, reported today its consolidated financial results for the third quarter ended September 30, 2013.

In this release, the Company is providing its usual US-GAAP results as well as additional non-GAAP financial data, which are intended to provide investors with a more comprehensive understanding of the Company's business results and trends. Unless otherwise stated, all financial data presented is US- GAAP financial data.

Management Comment:

Bezhalel (Butzi) Machlis, President and CEO of Elbit Systems, commented: “The solid third quarter results reflect the year-over-year trend of improvements in revenue and profitability resulting from our ongoing focus on efficiency and on realizing the business-wide synergies of our global organization. In line with our decision to further enhance the effectiveness of our technological capabilities, we are placing increased efforts in R&D as well as in sales and marketing, in order to capitalize on the opportunities we are seeing.”
Machlis added: “We are encouraged by the global markets' recognition of our innovative solutions, and we believe that, together with our efficiency measures, will maintain future growth.”

Third quarter 2013 results:

Revenues were $730.6 million in the third quarter of 2013, as compared to $677.5 million in the third quarter of 2012. The main contributors to the Company's revenues were the Airborne and the C4ISR systems areas of operations.

Gross profit was $207.4 million (28.4% of revenues) in the third quarter of 2013, as compared to $191.5 million (28.3% of revenues) in the third quarter of 2012. The non-GAAP gross profit in the third quarter of 2013 was $212.9 million (29.1% of revenues), compared to $196.6 million (29.0% of revenues) in the third quarter of 2012.

Research and development expenses, net were $54.0 million (7.4% of revenues) in the third quarter of 2013, as compared to $50.7 million (7.5% of revenues) in the third quarter of 2012.

Marketing and selling expenses were $61.9 million (8.5% of revenues) in the third quarter of 2013, as compared to $59.0 million (8.7% of revenues) in the third quarter of 2012.

General and administrative expenses, net were $30.5 million (4.2% of revenues) in the third quarter of 2013, as compared to $32.7 million (4.8% of revenues) in the third quarter of 2012.

Operating income was $61.1 million (8.4% of revenues), as compared to $49.0 million (7.2% of revenues) in the third quarter of 2012. The non-GAAP operating income in the third quarter of 2013 was $72.3 million (9.9% of revenues), as compared to $61.0 million (9.0% of revenues) in the third quarter of 2012. The increase in the operating income was mainly due to cost savings and improved efficiency measures taken by the Company.

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Financial expenses, net were $6.6 million in the third quarter of 2013, as compared to $5.5 million in the third quarter of 2012.

Taxes on income were $7.5 million (effective tax rate of 13.6%) in the third quarter of 2013, as compared to taxes on income of $4.9 million (effective tax rate of 11.2%) in the third quarter of 2012.

Equity in net earnings of affiliated companies and partnerships was $3.4 million (0.5% of revenues) in the third quarter of 2013, as compared to $1.0 million (0.2% of revenues) in the third quarter of 2012.

Net income attributable to non-controlling interests was $1.6 million in the third quarter of 2013, as compared to a net income of $0.4 million in the third quarter of 2012.

Net income attributable to the Company's ordinary shareholders was $49.6 million (6.8% of revenues) in the third quarter of 2013, as compared to $39.5 million (5.8% of revenues) in the third quarter of 2012. The non-GAAP net income in the third quarter of 2013 was $55.8 million (7.7% of revenues), as compared to $49.4 million (7.3% of revenues) in the third quarter of 2012.

Diluted net earnings per share attributable to the Company's ordinary shareholders were $1.17 for the third quarter of 2013, as compared with $0.95 for the third quarter of 2012. The non-GAAP diluted net earnings per share in the third quarter of 2013 were $1.32, as compared to $1.18 in the third quarter of 2012.

The Company’s backlog of orders as of September 30, 2013 was $5,697 million, as compared with $5,804 million as of June 30, 2013 and $5,683 million as of December 31, 2012. Approximately 68% of the backlog relates to orders outside of Israel. Approximately 49% of the Company's backlog as of September 30, 2013 is scheduled to be performed during the fourth quarter of 2013 and in 2014.

Operating cash flow was $24.1 million during the first nine months of 2013, as compared to $61.0 million in the first nine months of 2012.

Non-GAAP financial data:

The following non-GAAP financial data is presented to enable investors to have additional information on the Company's business performance as well as a further basis for periodical comparisons and trends relating to the Company's financial results. The Company believes such data provides useful information to investors by facilitating more meaningful comparisons of the Company's financial results over time. Such non-GAAP information is used by the Company's management to make strategic decisions, forecast future results and evaluate the Company's current performance. However, investors are cautioned that, unlike financial measures prepared in accordance with GAAP, non-GAAP measures may not be comparable with the calculation of similar measures for other companies.

The non-GAAP financial data includes reconciliation adjustments regarding non-GAAP gross profit, operating income, net income and diluted EPS. In arriving at non-GAAP presentations, companies generally factor out items such as those that have a non-recurring impact on the income statements, various non-cash items, significant effects of retroactive tax legislation and changes in accounting guidance and other items which, in management's judgment, are items that are considered to be outside of the review of core operating results.

In the Company's non-GAAP presentation, the Company made certain adjustments, as indicated in the table below.

These non-GAAP measures are not based on any comprehensive set of accounting rules or principles. The Company believes that non-GAAP measures have limitations in that they do not reflect all of the amounts associated with the Company's results of operations, as determined in accordance with GAAP, and that these measures should only be used to evaluate the Company's results of operations in conjunction with the corresponding GAAP measures.  Investors should consider non-GAAP financial measures in addition to, and not as replacements for or superior to, measures of financial performance prepared in accordance with GAAP.

     Earning Release

Reconciliation of GAAP to Non-GAAP (Unaudited) Supplemental Financial Data:
(U.S. Dollars in millions)

	Nine Months Ended September 30		Three Months Ended September 30		Year Ended December 31
	2013	2012	2013	2012	2012

GAAP gross profit	603.3	576.8	207.4	191.4	815.9
Adjustments:
Amortization of intangible assets	16.4	15.6	5.5	5.2	24.2
Non-GAAP gross profit	619.7	592.4	212.9	196.6	840.1
Percent of revenues	29.3%	29.0%	29.1%	29.0%	29.1%

GAAP operating income	181.5	132.8	61.1	49.0	203.1
Adjustments:
Amortization of intangible assets	34.2	36.2	11.2	12.0	49.2
Legal settlement, net	(7.6)	-	-	-	-
Non-GAAP operating income	208.1	169.0	72.3	61.0	252.3
Percent of revenues	9.8%	8.3%	9.9%	9.0%	8.7%

GAAP net income attributable to Elbit Systems’ shareholders	140.6	110.7	49.6	39.5	167.9
Adjustments:
Amortization of intangible assets	34.2	36.2	11.2	12.0	49.2
Legal settlement, net	(7.6)	-	-	-	-
Gain from changes in holdings	(0.9)	(2.3)	(0.9)	-	(2.3)
Adjustment of loss (gain) from discontinued operations, net	(0.8)	0.3	-	0.1	0.4
Related tax benefits	(8.1)	(6.5)	(4.1)	(2.2)	(8.9)
Non-GAAP net income attributable to Elbit Systems’ shareholders	157.4	138.4	55.8	49.4	206.3

Percent of revenues	7.4%	6.8%	7.7%	7.3%	7.1%

Non-GAAP diluted net EPS	3.73	3.26	1.32	1.18	4.88

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Recent Events:

On September 25, 2013 the Company announced that its subsidiary in the U.S., Elbit Systems of America, LLC. was awarded a $44.8 million Indefinite Delivery/Indefinite Quantity contract to be performed over the next five years for the ongoing depot level service and support of the AH-1W Super Cobra helicopter’s Night Targeting System (NTS).

On October 6, 2013 the Company announced that its wholly-owned subsidiary, Elbit Systems Electro-optics - Elop Ltd., was awarded a follow-on contract to supply its advanced Digital CoMPASS® electro-optical payload systems to an Asia-Pacific air force to be installed onboard helicopters. The contract will be performed over a three-year period.

On October 16, 2013 the Company announced that it was awarded a follow-on contract to supply advanced Helmet Mounted Display (HMD) systems for the Republic of Korea Army’s SURION helicopter. The contract will be performed over a four-year period.

Dividend:

The Board of Directors declared a dividend of $0.30 per share for the third quarter of 2013. The dividend’s record date is November 26, 2013, and the dividend will be paid on December 9, 2013. The dividend will be distributed from preferred enterprise profits (as defined in the Israeli tax law) net of taxes and levies of 15%.

Conference Call:

The Company will also be hosting a conference call later today, November 14, 2013 at 9:00am Eastern Time. On the call, management will review and discuss the results and will be available to answer questions.

To participate, please call one of the teleconferencing numbers that follow. If you are unable to connect using the toll-free numbers, please try the international dial-in number.

US Dial-in Numbers: 1 888 668 9141
UK Dial-in Number: 0 800 917 5108
ISRAEL Dial-in Number: 03 918 0609
INTERNATIONAL Dial-in Number:  +972 3 918 0609

at 9:00am Eastern Time; 6:00am Pacific Time; 2:00pm UK Time; 4:00pm Israel Time

This call will also be broadcast live on Elbit Systems’ web-site at http://www.elbitsystems.com. An online replay will be available from 24 hours after the call ends.

Alternatively, for two days following the call, investors will be able to dial a replay number to listen to the call. The dial-in numbers are:

1 888 782 4291 (US) or +972 3 925 5921 (Israel and International).

     Earning Release

About Elbit Systems:

Elbit Systems Ltd. is an international defense Electronics Company engaged in a wide range of programs throughout the world. The Company, which includes Elbit Systems and its subsidiaries, operates in the areas of aerospace, land and naval systems, command, control, communications, computers, intelligence surveillance and reconnaissance ("C4ISR"), unmanned aircraft systems ("UAS"), advanced electro-optics, electro-optic space systems, EW suites, airborne warning systems, ELINT systems, data links and military communications systems and radios. The Company also focuses on the upgrading of existing military platforms, developing new technologies for defense, homeland security and commercial aviation applications and providing a range of support services.

For additional information, visit: www.elbitsystems.com.

Attachments:

Consolidated balance sheets
Consolidated statements of income
Consolidated statements of cash flow
Consolidated revenue distribution by areas of operations and by geographical regions

Company Contact:

Joseph Gaspar, Executive VP & CFO
Tel:  +972-4-8316663
j.gaspar@elbitsystems.com
Dalia Rosen, VP, Head of Corporate Communications
Tel: +972-4-8316784
dalia.rosen@elbitsystems.com
Elbit Systems Ltd.
IR Contact: Ehud Helft Kenny Green CCG Investor Relations Tel: 1-646-201-9246 elbitsystems@ccgisrael.com

This press release contains forward looking statements (within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended) regarding Elbit Systems Ltd. and/or its subsidiaries (collectively the Company), to the extent such statements do not relate to historical or current fact.  Forward Looking Statements are based on management’s expectations, estimates, projections and assumptions.  Forward looking statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, as amended.  These statements are not guarantees of future performance and involve certain risks and uncertainties, which are difficult to predict.  Therefore, actual future results, performance and trends may differ materially from these forward looking statements due to a variety of factors, including, without limitation: scope and length of customer contracts; governmental regulations and approvals; changes in governmental budgeting priorities; general market, political and economic conditions in the countries in which the Company operates or sells, including Israel and the United States among others; differences in anticipated and actual program performance, including the ability to perform under long-term fixed-price contracts; and the outcome of legal and/or regulatory proceedings.  The factors listed above are not all-inclusive, and further information is contained in Elbit Systems Ltd.’s latest annual report on Form 20-F, which is on file with the U.S. Securities and Exchange Commission. All forward looking statements speak only as of the date of this release. The Company does not undertake to update its forward-looking statements.

(FINANCIAL TABLES TO FOLLOW)

     Earning Release

ELBIT  SYSTEMS LTD.
CONSOLIDATED BALANCE SHEETS
(In thousands of U.S. Dollars)

	September 30,	December 31,
	2013	2012
	Unaudited	Audited
Assets

Current assets:
Cash and cash equivalents	148,333	199,241
Short-term bank deposits	17,266	15,444
Available-for-sale marketable securities	49,971	50,111
Trade and unbilled receivables, net	873,644	688,129
Other receivables and prepaid expenses	172,574	180,103
Inventories, net of customers advances	782,038	751,247
Total current assets	2,043,826	1,884,275

Investments in affiliated companies, partnerships and other companies	135,227	126,482
Long-term trade and unbilled receivables	250,755	229,687
Long-term bank deposits and other receivables	43,932	19,269
Deferred income taxes, net	31,446	31,465
Severance pay fund	317,327	302,680
	778,687	709,583

Property, plant and equipment, net	488,958	501,286
Goodwill and other intangible assets, net	681,154	715,561
Total assets	3,992,625	3,810,705

Liabilities and Equity

Short-term bank credits and loans	121	181
Current maturities of long-term loans and Series A Notes	61,684	90,056
Trade payables	304,822	260,975
Other payables and accrued expenses	700,602	704,450
Customer advances in excess of costs incurred on contracts in progress	401,780	453,382
	1,469,009	1,509,044

Long-term loans, net of current maturities	283,275	173,745
Series A Notes, net of current maturities	369,285	408,610
Employee benefit liabilities	423,513	407,661
Deferred income taxes and tax liabilities, net	57,723	48,787
Customer advances in excess of costs incurred on contracts in progress	180,980	156,497
Other long-term liabilities	57,716	55,735
	1,372,492	1,251,035

Elbit Systems Ltd.'s equity	1,121,172	1,017,115
Non-controlling interests	29,952	33,511
Total equity	1,151,124	1,050,626
Total liabilities and equity	3,992,625	3,810,705

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ELBIT  SYSTEMS LTD.
CONSOLIDATED STATEMENTS OF INCOME
(In thousands of U.S. Dollars, except for share and per share amounts)

	Nine Months Ended September 30		Three Months Ended September 30		Year Ended December 31
	2013	2012	2013	2012	2012
	Unaudited				Audited
Revenues	2,113,694	2,044,690	730,631	677,470	2,888,607
Cost of revenues	1,510,393	1,467,863	523,187	486,023	2,072,742
Gross profit	603,301	576,827	207,444	191,447	815,865

Operating expenses:
Research and development, net	156,555	165,114	54,012	50,703	233,387
Marketing and selling	174,755	180,325	61,906	59,044	241,911
General and administrative, net	90,449	98,580	30,468	32,677	137,517
	421,759	444,019	146,386	142,424	612,815

Operating income	181,542	132,808	61,058	49,023	203,050

Financial expenses, net	(27,274)	(15,524)	(6,634)	(5,456)	(26,086)
Other income, net	925	76	881	260	78
Income before income taxes	155,193	117,360	55,305	43,827	177,042
Taxes on income	17,199	14,203	7,532	4,890	17,099
	137,994	103,157	47,773	38,937	159,943

Equity in net earnings of affiliated companies and partnerships	7,567	8,866	3,393	1,049	11,160
Income from continuing operations	145,561	112,023	51,166	39,986	171,103
Income (loss) from discontinued operations, net	681	(519)	-	(93)	(616)
Net income	146,242	111,504	51,166	39,893	170,487

Less: net income attributable to non-controlling interests	(5,690)	(835)	(1,577)	(369)	(2,608)
Net income attributable to Elbit Systems Ltd.'s shareholders	140,552	110,669	49,589	39,524	167,879

Earnings per share attributable to Elbit Systems Ltd.'s shareholders:
Basic net earnings per share
Continuing operations	3.32	2.63	1.18	0.95	3.99
Discontinued operations	0.02	(0.01)	-	(0.00)	(0.01)
Total	3.34	2.62	1.18	0.95	3.98
Diluted net earnings per share
Continuing operations	3.31	2.62	1.17	0.95	3.98
Discontinued operations	0.02	(0.01)	-	(0.00)	(0.01)
Total	3.33	2.61	1.17	0.95	3.97
Weighted average number of shares used in computation of basic earnings per share	42,044	42,296	42,178	41,693	42,190
Weighted average number of shares used in computation of diluted earnings per share	42,213	42,374	42,348	41,693	42,277

Amounts attributable to Elbit Systems Ltd.'s shareholders
Income from continuing operations, net of income tax	139,733	110,977	49,589	39,579	168,245
Discontinued operations, net of income tax	819	(308)	-	(55)	(366)
Net income attributable to Elbit Systems Ltd.'s shareholders	140,552	110,669	49,589	39,524	167,879

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ELBIT  SYSTEMS LTD.
CONSOLIDATED STATEMENTS OF CASH FLOW
(In thousands of U.S. Dollars)

	Nine Months Ended		Year Ended
	September 30,		December 31,
	2013	2012	2012
	Unaudited		Audited
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	146,242	111,504	170,487
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	96,571	103,300	138,796
Discontinued operations, net	(681)	519	616
Stock-based compensation	1,096	494	3,326
Amortization of Series A Notes discount (premium) and related issuance costs, net	(69)	1,215	153
Deferred income taxes and reserve, net	1,545	5,485	6,579
Loss (gain) on sale of property, plant and equipment	(133)	(556)	1,197
Gain on sale of investment	(425)	(994)	(829)
Equity in net earnings of affiliated companies and partnerships, net of dividend received(*)	(2,067)	(2,454)	(1,602)
Changes in operating assets and liabilities, net of amounts acquired:
Increase in short and long-term trade receivables and prepaid expenses	(195,656)	(17,442)	(91,988)
Decrease (increase) in inventories, net	(30,791)	(21,716)	10,022
Increase (decrease) in trade payables, other payables and accrued expenses	32,407	(105,834)	(75,724)
Severance, pension and termination indemnities, net	3,184	(12,176)	(10,612)
Increase (decrease) in advances received from customers	(27,118)	(296)	47,962
Net cash provided by operating activities	24,105	61,049	198,383

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property, plant and equipment	(54,987)	(59,753)	(81,637)
Investments in affiliated companies and other companies	(5,046)	(507)	(4,241)
Proceeds from sale of property, plant and equipment	4,264	6,106	7,335
Proceeds from sale of investments	2,000	705	705
Investment in long-term deposits	(1,171)	(318)	(779)
Proceeds from sale of long-term deposits	246	502	2,849
Investment in short-term deposits and available-for-sale securities	(33,050)	(336,360)	(340,899)
Proceeds from sale of short-term deposits and available-for-sale securities	30,543	287,352	299,029
Net cash used in investing activities	(57,201)	(102,273)	(117,638)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from exercise of options	11,159	739	1,352
Repayment of long-term loans	(143,547)	(195,624)	(319,601)
Proceeds from long-term loans	217,100	53,038	122,038
Proceeds from issuance of Series A Notes	-	246,000	246,973
Series A Notes issuance costs	-	-	(2,035)
Purchase of treasury shares	-	(26,006)	(26,006)
Repayment of Series A Notes	(55,535)	(53,530)	(53,530)
Dividends paid (**)	(46,928)	(38,043)	(50,616)
Tax benefit in respect of options exercised	-	-	161
Change in short-term bank credit and loan, net	(61)	(2,998)	(2,817)
Net cash used in financing activities	(17,811)	(16,424)	(84,081)

NET DECREASE IN CASH AND CASH EQUIVALENTS	(50,908)	(57,648)	(3,336)
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE PERIOD	199,241	202,577	202,577
CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD	148,333	144,929	199,241
* Dividend received from affiliated companies and partnerships	5,500	6,412	9,558

**Dividends paid to the Company’s shareholders and a minority shareholder of a subsidiary.

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ELBIT  SYSTEMS LTD.
DISTRIBUTION OF REVENUES

CONSOLIDATED REVENUES BY AREAS OF OPERATION:

	Nine Months Ended				Three Months Ended
	September 30				September 30
	2013		2012		2013		2012
	$ millions	%	$ millions	%	$ millions	%	$ millions	%
Airborne systems	849.3	40.2	793.5	38.8	287.2	39.3	267.9	39.5
Land vehicles systems	195.4	9.2	264.3	12.9	75.5	10.3	105.5	15.6
C4ISR systems	771.8	36.5	676.7	33.1	273.4	37.4	197.8	29.2
Electro-optic systems	227.4	10.8	211.5	10.4	67.9	9.3	66.8	9.9
Other (mainly non-defense engineering and production services)	69.8	3.3	98.7	4.8	26.6	3.7	39.5	5.8
Total	2,113.7	100	2,044.7	100	730.6	100	677.5	100

CONSOLIDATED REVENUES BY GEOGRAPHICAL REGIONS:

	Nine Months Ended				Three Months Ended
	September 30				September 30
	2013		2012		2013		2012
	$ millions	%	$ millions	%	$ millions	%	$ millions	%
Israel	470.6	22.3	355.9	17.4	181.7	24.9	104.1	15.4
North America	630.9	29.8	663.5	32.5	217.0	29.7	236.0	34.8
Europe	397.9	18.8	368.1	18.0	127.3	17.4	127.7	18.9
Asia Pacific	357.5	16.9	423.4	20.7	97.0	13.3	133.3	19.7
Latin America	210.9	10.0	175.9	8.6	78.3	10.7	55.5	8.2
Other countries	45.9	2.2	57.9	2.8	29.3	4.0	20.9	3.0
Total	2,113.7	100	2,044.7	100	730.6	100	677.5	100